UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 7, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Signs an Additional U.S. Distribution Agreement for Spring Universal Infusion Sets".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Signs an Additional U.S. Distribution Agreement for Spring Universal Infusion Sets

Tirat Carmel, Israel – June 7, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), announced today that its indirect subsidiary, Spring Health Solutions Inc. ("Spring Health"), has signed a non-exclusive agreement with an undisclosed party for the distribution of its Spring™ Universal Infusion Sets in the United States.

The agreement has an initial term of two years, and will thereafter be automatically renewed for one-year periods, unless terminated by the parties. In addition, each party may terminate the agreement upon three months prior written notice to the other party.

"The new distribution agreement, signed in the U.S. will allow us to bring the Spring Universal novel technology to even more people with diabetes across the U.S. It is also aligned with our strategy of focusing on partnering with high quality value creators." said Efri Argaman, D. Medical’s Chief Executive Officer.

About the Spring Universal Infusion Set

The Spring Universal Infusion Set is compatible with most insulin pumps currently available on the market. Going beyond the minimum requirements of subcutaneous drug delivery, the Spring Universal offers best-in-class features such as a hidden, auto-retractable needle, 360 degree connector, and smallest one-click, all-in-one inserter.

The core of the Spring Universal Infusion Set is the proprietary Detach-Detect mechanism. In the case the base of the infusion set detaches from the user's body, a blocking mechanism is triggered which, in turn, creates an occlusion. This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery.  D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact: Amir Loberman Chief Financial Officer D. Medical Industries LTD T: +972-73-2507135 info@springnow.com	North American Investor Contact: Stephen Kilmer Kilmer Lucas Inc. T: 212-618-6347 stephen@kilmerlucas.com